[Symbion Letterhead]

November 12, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Sonia Barros

Re:                               Symbion, Inc.

Registration Statement on Form S-4

File Number 333-153678

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Symbion, Inc. (the “Registrant”), requests acceleration of the effective date of the above-captioned Registration Statement, as then amended, to 4:00 p.m., Eastern time, November 12, 2008, or as soon thereafter as practicable.

In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any questions regarding this letter, please call the undersigned at (615) 234-5916 or our legal counsel, James H. Nixon III, at (615) 244-6380.

Very truly yours,

Symbion, Inc.

		By:	/s/ Teresa F. Sparks
Teresa F. Sparks
Senior Vice President of Finance
and Chief Financial Officer

cc:	Richard E. Francis, Jr.
James H. Nixon III, Esq.